Exhibit 12.1

Exopack Holding Corp. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006

(Loss) income before income taxes	$(917)	$(7,049)	$(7,333)	$(4,446)	$(7,238)

Fixed charges:
Interest on debt	33,299	27,049	29,448	27,541	26,110
Amortization of deferred financing costs	3,080	1,543	1,543	1,343	1,152
Estimated interest component of
rent expense	996	894	791	549	446
Total fixed charges	37,375	29,486	31,782	29,433	27,708

Total earnings available for fixed
charges	$36,458	$22,437	$24,449	$24,987	$20,470

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

N/A Earnings are inadequate to cover fixed charges by $917, $7,049, $7,333, $4,446 and $7,238 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.